Campbell Mithun Tower

222 South Ninth Street, Suite 2000

Minneapolis, MN 55402-3338

Tel 612.607.7000 Fax 612.607.7100

September 17, 2018

CONFIDENTIAL SUBMISSION VIA EDGAR

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention: Ada D. Sarmento, Mary Beth Breslin and Jim Rosenberg

Re:	DiaMedica Therapeutics Inc. Draft Registration Statement on Form 10-12B Submitted August 27, 2018 CIK No. 0001401040

Ladies and Gentlemen:

This letter is confidentially submitted on behalf of DiaMedica Therapeutics Inc. (the “Company”) in response to a comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form 10-12B confidentially submitted on August 27, 2018 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated August 31, 2018 to Rick Pauls, Chief Executive Officer (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which includes changes to reflect a response to the Staff’s comment and other updates.

For reference purposes, the text of the comment in the Comment Letter has been reproduced and italicized herein with a response below the comment.

In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express three (3) copies of each of this letter and Amendment No. 1 (marked to show changes from the Draft Registration Statement).

Draft Registration Statement on Form 10-12B

General

1.

In your cover letter, you state that you expect the registration statement, when effective, will include the unaudited interim financial statements for the period ended June 30, 2018. As such, it does not appear that you are relying on the accommodation set forth in the Fixing America's Surface Transportation (FAST) Act to omit this interim financial information that will not be required to be presented separately at the time of effectiveness of your Form 10. Therefore, please amend your submission to include your interim June 30, 2018 financial statements as required by Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the registration statement until you do so.

September 17, 2018

RESPONSE: Amendment No. 1 includes the Company’s unaudited condensed consolidated financial statements for the period ended June 30, 2018.

Should members of the Staff have any questions or comments concerning this submission, please contact me at (612) 607-7287.

Sincerely,

Amy E. Culbert, Esq.

cc: Rick Pauls, President and Chief Executive Officer of the Company

      Scott Kellen, Chief Financial Officer of the Company